UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  September 2007

Commission File Number:  0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential PageNumber

1.	Press release on Alvarion Chosen by Digicel as Strategic Partner for WiMAX dated September 17th , 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

            ALVARION LTD.

Date: September 18th, 2007                                                                                     By: /s/ Efrat Makov
                            Name: Efrat Makov
                            Title:   CFO

EXHIBIT 1
Contacts
Efrat Makov, CFO                                                            Claudia Gatlin, Investor Relations
+972-3-645-6252                                                                +212-830-9080
+760-517-3187                                                                   claudia.gatlin@alvarion.com
Efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

ALVARION CHOSEN BY DIGICEL AS STRATEGIC
PARTNER FOR WIMAX

Initial Deployment of Alvarion’s 16e 4Motion Solution
in Cayman Islands

Tel Aviv, Israel, September 17th, 2007— Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX and wireless broadband solutions, today announced that it has been chosen by the Caribbean’s largest mobile operator, Digicel Group, as its strategic partner for WiMAX in the Cayman Islands.  Alvarion’s IEEE.802.16e 4MotionTM Mobile WiMAX solution was selected to advance this operator’s first commercial WiMAX launch. The new network offers both voice and data services to residences and businesses throughout the Cayman Islands in the 2.3 GHZ frequency.

According to Mario Assaad, CTO of Digicel Group: “By choosing Alvarion's technology-leading Mobile WiMAX solution Digicel will be able to once again revolutionize the way people in the Caribbean communicate, offering world class broadband/Internet solutions accessible for all.”

“Alvarion’s technology-leading Mobile WiMAX solution gives us the flexibility we need and the performance we demand, while continuing to advance the network to deliver personal broadband. We look forward to expanding our relationship with Alvarion as we introduce WiMAX into other markets as well” added Mario Assaad.

“We are proud to be selected by the progressive and leading mobile operator Digicel, and answer to their strict and forward-thinking demands,” said Tzvika Friedman, president and CEO of Alvarion. “Deploying broadband services first, our OPENTM WiMAX strategy ensures Digicel’s current and future competitive position. We feel confident that our end-to-end offering is the best solution for Digicel to bring the cutting-edge benefits of Mobile WiMAX technology to its customers, beginning in the Cayman Islands.”

Digicel’s WiMAX network leverages Alvarion’s 4Motion solution and its OPEN WiMAX strategy, which includes the most popular and field-proven BreezeMAXTM platform as its radio access network (RAN). Alvarion’s operator-centric approach promotes best-of-breed, best-fit solutions from across the entire WiMAX ecosystem, while enhancing the end users’ experience.

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About Digicel

Since its launch in 2001, Digicel has quickly become the largest GSM operator in the Caribbean and new entrant to the Central American market, with 5.2 million customers across 22 markets. The company is renowned for competitive rates, unbeatable coverage, superior customer care, a wide variety of products and services, and state-of-the-art handsets. With total investments exceeding US$1.9 billion, Digicel has placed the Caribbean at the cutting edge of wireless technology.

Digicel is incorporated in Bermuda and has operations in Anguilla, Antigua & Barbuda, Aruba, Barbados, Bermuda, Bonaire, Curaçao, The Cayman Islands, Dominica, El Salvador, French Guiana, Grenada, Guadeloupe, Guyana, Haiti, Jamaica, Martinique, St. Kitts & Nevis, St. Lucia, St. Vincent and the Grenadines, Trinidad & Tobago, Turks & Caicos and El Salvador. Digicel also has coverage in St. Martin and St. Barths and is preparing to launch in Suriname, its 23rd market.

The company is the lead sponsor of Caribbean sports teams including the West Indies Cricket Team, Special Olympics teams across the Caribbean and is title sponsor of the Digicel Caribbean Football Union Cup and the Copa de Naciones Digicel, the Caribbean and Central America qualifiers towards the CONCACAF Gold Cup.  For more information, visit http://www.digicelgroup.com/.

About Alvarion

With more than 3 million units deployed in 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.
Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.
As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.